John L. Corn
President
Contracted Services, Inc.
5222 110th Avenue North
Clearwater, Florida 33760

>   **Re: Contracted Services, Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed October 11, 2006**
>   **File No. 333-136643**

Dear Mr. Corn:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Prospectus Cover Page, page 3

1. We note your response to comments 1, 2 and 5 in our letter dated September 12, 2006. It appears that your affiliates are acting as underwriters in a primary offering. Please expand the third paragraph and disclosure throughout the registration statement to state that the shares will be sold at a fixed price for the duration of the offering. Also, please identify the affiliated selling shareholders as underwriters.

Table of Contents, page 4

2. Please include Determination of Offering Price in your table of contents.

Summary of Prospectus, page 6

Summary Information about Contracted Services, Inc., page 6

3. We note your response to comment 3 in our letter dated September 12, 2006 and the revisions to your disclosure. Please revise your disclosure regarding the sale of the forty-two blocks of shares on June 30, 2006 to reflect the changes in your capital structure disclosed in the notes to your audited and unaudited financial

statements. Please similarly revise the share information in Item 26 - Recent Sales of Unregistered Securities on page 60. Refer to SAB Topic 4:C and paragraph 54 of SFAS 128.

4. We note your response to comment 9 in our letter dated September 12, 2006. However, it appears you may have omitted language from the following sentence: "Should our shares become quoted on the OTCBB it may provide holders of our shares to sell their shares if an active trading market develops." Please revise.

5. We note your response to comment 11 in our letter dated September 12, 2006. Please expand the second paragraph to state your net income and losses for the periods ending June 30, 2006 and December 31, 2005 and the corresponding prior periods.

6. We note your response to comment 12 in our letter dated September 12, 2006. Please expand the statement that your President, John L. Corn is also your Chief Financial Officer and a Director to indicate that he owns 46.13% of your common stock.

Plan of Distribution, page 10

7. Please revise the statement here and elsewhere in your document that selling security holders must sell at $0.01 "unless or until our securities become quoted on an exchange and then at prevailing market prices" to state that the shares will be sold at a fixed price for the duration of the offering. Similarly, please revise Plan of Distribution on page 15. The prospectus should also disclose where appropriate that your affiliated selling shareholders are underwriters in the offering.

Risk Factors, page 11

8. Please revise the caption to risk factor (13) to describe the risks to shareholders if your officers and directors will have substantial influence over your operations.

Business Development Since Inception, page 19

9. The last sentence states that your President John Corn has become highly skilled in hardware and software repair and maintenance as well as the development of specific software programs for utilization in the fields of law, medicine and accounting. Please eliminate this promotional statement as well as any other promotional statements elsewhere in your document.

Management's Discussion and Analysis or Plan of Operations, page 21

10. We note your response to comment 26 in our letter dated September 12, 2006 and the revisions to your disclosure. The amount of your working capital deficit as of June 30, 2006 disclosed in the fourth paragraph differs from the amount of working capital reflected in your unaudited financial statements. Please revise.

Results of Operations – Six Months ended March 31, 2006, page 22

11. We note your response to comment 27 in our letter dated September 12, 2006 and the revisions to your disclosure. Please revise the heading to reflect the six months ended June 30, 2006 as opposed to March 31, 2006. Also, we note that the amount of payments on notes payable disclosed in the second paragraph differs from the amount disclosed in the statement of cash flows on page 37. Please revise as appropriate. In addition, please disclose the factors that resulted in the increase in accounts receivable and provide a discussion of the proceeds from sale of assets as previously requested.

Financial Statements, page 32

12. We note that you revised your financial statements to correct the:

- classification of subscriptions receivable and the current portion of long-term liabilities and to record the constructive distribution and contribution to capital as a result of the change in your tax status in your balance sheet for the six months ended June 30, 2006;
- classification of cash flows from notes receivable and shareholder loans in your statement of cash flows for the year ended December 31, 2005; and
- classification of cash flows from shareholder loans and property and equipment acquired by incurring debt for the year ended December 31, 2004;

Please disclose the corrections and reclassifications and their effects in the notes to the respective financial statements.

13. We note your response to comment 34 in our letter dated September 12, 2006. Changes in capital structure should be given retroactive effect in the balance sheet. Please refer to SAB Topic 4:C. Please revise the balance sheets on pages 34 and 49 to reflect common stock at par value. The offsetting entry should be reflected in additional paid-in capital. Please also similarly revise your statements of changes in stockholder's equity on pages 36, 44 and 51.

14. We note your response to comment 35 in our letter dated September 12, 2006. However, you did not address our comment in the filing, and we reissue the comment. Please revise the interim financial statements to include statements of

operations and cash flows for the comparable period of the preceding fiscal year. Refer to Item 310(b) of Regulation S-B.

15. We note your response to comment 37 in our letter dated September 12, 2006. However, it appears that you issued shares of common stock for nominal consideration. In applying the requirements of SFAS 128, the staff believes that nominal issuances are recapitalizations in substance. In computing basic earnings per share for the periods covered by income statements included in the registration statement and in subsequent filings, nominal issuances of common stock should be reflected in a manner similar to a stock split or dividend for which retroactive treatment is required by paragraph 54 of SFAS 128. Please refer to SAB Topic 4:D. Please tell us why the share issuances during the year ended December 31, 2005 and June 30, 2006 should not be considered nominal issuances. In doing so, tell us the fair value of your common stock on the dates of issuance of the securities and how you determined fair value. Please also tell us why you believe that no compensation should be recognized. Please refer to the AICPA Audit and Accounting Practice Aid Series "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." We may have further comment after reviewing your response.

16. We note your response to comment 38 in our letter dated September 12, 2006 and the revisions to your disclosure. Please revise the statements of operations on pages 42 and 50 to separately disclose historical net income and earnings per common share data as a Subchapter S corporation and pro-forma income tax expense, pro forma net income and earnings per common share data assuming you were a taxable corporation. Please also include a description of the pro-form adjustments in the earnings per common share footnotes on pages 47 and 55.

17. We note your response to comment 39 in our letter dated September 12, 2006. However, you did not address our comment in the filing, and we reissue the comment. Please tell us your basis in GAAP for classifying gains on sale of assets as other income as opposed to a component of income or loss from operations.

18. We note your response to comment 41 in our letter dated September 12, 2006 which indicates that Mr. Corn is the only officer providing services and that there are no contributed services that should be recognized in the financial statements. However, you disclose on page 25 that Ms. Corn and Ms. Golden each spend approximately 16 hours per month on corporate matters. This disclosure appears to be inconsistent with your response. Please advise or revise your financial statements to recognize contributed services for each of the periods presented.

19. We note your response to comment 43 of our letter dated September 12, 2006 and the revision to your unaudited financial statements. Please also disclose the useful lives of property and equipment in the significant accounting policies footnotes on page 46 and 54.

Statements of Cash Flow, page 37

20. We note your response to comment 46 in our letter dated September 12, 2006 and the revisions to your disclosure. We note that cash flows from operating, investing and financing activities do not sum to the amount of the decrease in cash. The difference appears to represent the stock subscription receivable that is included in operating activities. Please revise accordingly.

Note D - Notes Payable, page 39

21. We note your response to comment 49 in our letter dated September 12, 2006. The cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Please refer to paragraph 18 of APB 29. Please tell us the amount of the gain or loss that should have been recognized on the exchange. Please also tell us the fair value of the asset surrendered or received used to determine the gain or loss and how you determined the fair value.

Balance Sheet, page 41

22. We note your response to comment 50 in our letter dated September 12, 2006. It appears that the amounts of cash and cash equivalents and accounts receivable are still presented on incorrect lines. Please revise.

Statement of Changes in Stockholder's Equity, page 51

23. We note your response to comment 52 in our letter dated September 12, 2006. The stock split should be reflected retroactively in the balance at January 31, 2004. Please revise.

Recent Sales of Unregistered Securities, page 56

24. We note you have deleted the name of Avalon Development Enterprises in response to comment 54 in our letter dated September 12, 2006. However, we also note you refer to Avalon under Other Expenses of Issuance and Distribution. Please recheck your document for accuracy and consistency.

Index of Exhibits, page 59

25. Please file the letter from your independent accountant which acknowledges awareness of the use of its report on the unaudited interim financial statements in the registration statement as required by Item 601(b)(15) of Regulation S-B. In doing so, please remove the reference to the report relative to the financial statements for the period ending June 20, 2006 from the consent filed pursuant to Item 601(b)(23) of Regulation S-B.

Legality Opinion, Exhibit 5.1

26. We note your response to comment 58 in our letter of September 12, 2006. However, counsel states that her opinions are based on the facts and the cited documents as they exist on the date of the letter. This statement implies that the facts counsel used to provide this current opinion are valid only as of October 10, 2006. Please have counsel revise the opinion to omit this limitation.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane J. Harrison, Esq.
        Fax: (941) 531-4935